Exhibit 99.1

VBL Therapeutics Provides Update on OVAL, a Phase 3 Registration Enabling Study of VB-111 in Ovarian Cancer

TEL AVIV, Israel, June 15, 2021 — VBL Therapeutics (Nasdaq: VBLT) today provided an update on its ongoing OVAL Phase 3 study investigating ofranergene obadenovec (VB-111), for the treatment of platinum-resistant ovarian cancer.

The Company was notified by the U.S Food and Drug Administration (FDA) that clearance of new VB-111 batches for use in the U.S. is currently pending the completion of a technical review by the Chemistry, Manufacturing, and Controls (CMC) group, which is evaluating the comparability of VB-111 manufacturing between different source sites. Until new batches are cleared, the Company anticipates a temporary shortage of study drug supply for the U.S. Accordingly, recruitment of new patients in the U.S. will be temporarily paused. Treatment will continue as usual for all U.S. patients currently enrolled. To-date, the study has enrolled approximately 75% of the planned 400-patients.

“Our team is working to provide the requested information to the FDA as quickly as possible,” said Dror Harats, M.D., CEO of VBL Therapeutics. “Since receipt of the notification, we have submitted some of the requested information, and are preparing the remaining documentation, which we believe can be completed and submitted to the agency in the next two to three months. We do not expect a material change to our data readout timelines. We are in regular contact with the FDA and taking the steps necessary to minimize disruption to the trial in the U.S.”

VBL recently amended the primary endpoint of OVAL based upon requested changes by the Company that were reviewed by the FDA. OVAL now includes a second, separate primary endpoint, of progression free survival (PFS), in addition to the original primary endpoint of the trial, overall survival (OS). Successfully meeting either primary endpoint is expected to be sufficient to support BLA submission.

About the OVAL study (NCT03398655)

OVAL is an international Phase 3 randomized pivotal registration enabling clinical trial that compares a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum resistant ovarian cancer. The study is planned to enroll approximately 400 patients. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies

About VB-111 (ofranergene obadenovec)

VB-111 is an investigational anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is a unique biologic agent that is designed to use a dual mechanism to target solid tumors. Its mechanism combines blockade of tumor vasculature with an anti-tumor immune response. VB-111 is administered as an IV infusion once every 6-8 weeks. It has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. VB-111 has received an Orphan Designation for the treatment of ovarian cancer from the European Commission. VB-111 has also received orphan drug designation in both the US and Europe, and fast track designation in the US, for prolongation of survival in patients with recurrent glioblastoma. VB-111 demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum-resistant ovarian cancer (NCT01711970).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL Therapeutics has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL Therapeutics’s lead oncology product candidate, ofranergene obadenovec (VB-111), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL Therapeutics-sponsored Phase 3 potential registration trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding VBL Therapeutics’s programs, including VB-111, and their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that financial resources do not last for as long as anticipated, and that VBL Therapeutics may not realize the expected benefits of its intellectual property protection. In particular, the addition of progression free survival as a primary endpoint in the OVAL trial is not assurance that the trial will meet either of its primary endpoints, that it will do so within any particular timeframe, or that VBL Therapeutics will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in VBL Therapeutics’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Burns McClellan for VBL Therapeutics

Lee Roth (investors) / Ryo Imai (media)

lroth@burnsmc.com / rimai@burnsmc.com

+1-212-213-0006